Exhibit 23.1

Consent of Registered Independent Public Accounting Firm

The Board of Directors and Stockholders
Revlon, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-116160) on Form S-8 and (No. 333-128815) on Form S-3 of Revlon, Inc. of our reports dated March 1, 2006, with respect to the consolidated balance sheets of Revlon, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related statements of operations, stockholders' deficiency and comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2005 and the related financial statement schedule, and our report on management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2005, which reports appear in the December 31, 2005 annual report on Form 10-K of Revlon, Inc.

New York, New York
March 2, 2006